UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Global Defense Technology & Systems, Inc.

(Name of Subject Company)

Global Defense Technology & Systems, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

37950B107
(CUSIP Number of Class of Securities)

John Hillen

President and Chief Executive Officer

Global Defense Technology & Systems, Inc.

1501 Farm Credit Drive, Suite 2300, McLean, VA 22102-5011

703-738-2840

 (Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jeffrey Grill, Esq. Pillsbury Winthrop Shaw Pittman LLP 2300 N St. NW Washington, DC 20037 202-663-8000	Lawrence T. Yanowitch, Esq. Lawrence R. Bard, Esq. Morrison & Foerster LLP 1650 Tysons Boulevard Suite 400 McLean, Virginia 22102 703-760-7700

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “Commission”) by Global Defense Technology & Systems, Inc. (the “Company”) on March 7, 2011, as amended by Amendment No. 1 filed with the Commission by the Company on March 16, 2011 (such Schedule 14D-9, as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Sentinel Acquisition Corporation, a Delaware corporation and direct, wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $24.25 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011, as amended or supplemented from time to time, and the related Letter of Transmittal.

Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 2 is being filed to add as an exhibit to the Schedule 14D-9 a communication entitled “GTEC to be acquired by Ares Management LLC — Employee Questions & Answers” that was sent to the Company’s employees on March 17, 2011.

Item 9.               Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit Number	Description

(a)(5)(ii)	GTEC to be acquired by Ares Management LLC — Employee Questions & Answers, dated March 17, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2011	/s/ John Hillen
John Hillen
President and Chief Executive Officer